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03012062

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51848

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AJ Sloane & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, 18th Floor
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Sloane (212) 546-6291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander J. Sloane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. J. Sloane & Company LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
Cerificate Filed in New York County
Commission Expires Nov. 30, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJ SLOANE & COMPANY, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2002

AJ SLOANE & COMPANY, LLC

TABLE OF CONTENTS

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
AJ Sloane & Company, LLC:

We have audited the accompanying balance sheet of AJ Sloane & Company, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 11, 2003

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Cash	$ 40,030
Accounts receivable	231,992
Fixed assets, net of accumulated depreciation of $3,528	2,183
Investments: NASD	3,300
Prepaid expenses	3,100
	$ 280,605

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$ 9,139
Due to Member	1,936
	11,075
Member's capital	269,530
	$ 280,605

The accompanying notes are an integral part of the financial statements.

AJ SLOANE & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION:

AJ Sloane & Company, LLC (or the "Company") is a New York Company that was originally formed as a corporation on April 5, 2000, at which point the Company had made an S-Corporation election for tax purposes. The Company then changed its status to a Limited Liability Company on June 8, 2000. The Company's National Association of Securities Dealers application was granted on December 22, 2000. Effective January 11, 2001 the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company derives most of its income through fees for asset management and related services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Allowance for doubtful accounts

Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectability.

Fixed assets

Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives. These fixed assets and their useful lives are as follows:

	Amount	Useful Life
Computer equipment	$ 4,684	5 years
Furniture & equipment	1,027	7 years
	5,711	
Less accumulated depreciation	(3,528)	
	$ 2,183	

Revenue recognition

Fee income is recorded when earned.

Income taxes

No provision has been made for income taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all taxes associated with the operation of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2002, the Company had regulatory net capital of $28,955, which was $23,955 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .38:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The amount of $1,936 due to Member represents miscellaneous personal expenses paid for on behalf of the Company and is due upon demand.

NOTE 5 - CONCENTRATION OF RISK:

93% of the Company's fee income is secured through a fee sharing arrangement with one independent asset management company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Lease

The Company entered into a lease agreement where it rents office space, including furnishings, fixtures and equipment. Telephone line usage charges are billed separately. The lease commenced on August 1, 2001 with monthly rent of $4,000 through July 31, 2002. The lease is now on a month to month basis with rent of $3,000 per month.